UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avaya Holdings Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05351X101

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Contour Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Refer to Item 4 below
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12		TYPE OF REPORTING PERSON OO, IA

* The percentage is based upon 85,836,560 shares of Common Stock of Avaya Holdings Corp. (“the Issuer”) outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 10, 2022.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Contour Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Refer to Item 4 below
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12		TYPE OF REPORTING PERSON PN, HC

* The percentage is based upon 85,836,560 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on May 10, 2022.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS CAM GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Refer to Item 4 below
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12		TYPE OF REPORTING PERSON OO, HC

* The percentage is based upon 85,836,560 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on May 10, 2022.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS DLM I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Refer to Item 4 below
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12		TYPE OF REPORTING PERSON OO, HC

* The percentage is based upon 85,836,560 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on May 10, 2022.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS David L. Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Refer to Item 4 below
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12		TYPE OF REPORTING PERSON IN, HC

* The percentage is based upon 85,836,560 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on May 10, 2022.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Avaya Holdings Corp. (the “Issuer”)

Item 1.	(b) Address of Issuer's Principal Executive Offices

2605 Meridian Parkway, Suite 200

Durham, North Carolina 27713

Item 2.	(a) Names of Person Filing:

Contour Asset Management LLC (“CAM LLC”)

Contour Asset Management LP

CAM GP LLC

DLM I LLC

David L. Meyer

Item 2.	(b) Address of Principal Business Office, or, if none, Residence:

The address of the Reporting Persons is:

99 PARK AVENUE

Suite 1540

New York, NY 10016

Item 2.	(c) Citizenship or Place of Organization:

Contour Asset Management LLC - New York

Contour Asset Management LP - Delaware

CAM GP LLC - Delaware

DLM I LLC - Delaware

David L. Meyer - United States

Item 2.	(d) Title of Class of Securities

Common Stock

Item 2.	(e) CUSIP No.:

05351X101

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

As of December 31, 2022, each of the Reporting Persons are the beneficial owners of 0% of the outstanding Common Stock. The percentage is determined by dividing 0 shares of Common Stock by 85,836,560 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on May 10, 2022.

(a) Amount Beneficially Owned

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(b) Percent of Class

Contour Asset Management LLC - 0%

Contour Asset Management LP - 0%

CAM GP LLC - 0%

DLM I LLC - 0%

David L. Meyer - 0%

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct the Vote

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(ii) Shared Power to Vote or to Direct the Vote

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(iii) Sole Power to Dispose or to Direct the Disposition of

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(iv) Shared Power to Dispose or to Direct the Disposition of

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

Shares reported herein represent shares held by investment advisory clients of CAM LLC. Contour Asset Management LP serves as the sole member of CAM LLC. CAM GP LLC serves as the general partner of Contour Asset Management LP. DLM I LLC is the managing member of CAM GP LLC and David L. Meyer serves as the managing member of DLM I LLC. Each of the reporting persons disclaims beneficial ownership of the shares reporting herein except to the extent of its or his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares reported herein are held by CAM LLC’s clients, including but not limited to the funds for which it serves as investment manager.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Contour Asset Management LP, CAM GP LLC, DLM I LLC, and David L. Meyer are the direct and indirect owners of Contour Asset Management LLC, an SEC-registered investment adviser.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Contour Asset Management LLC

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

Contour Asset Management LP

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

CAM GP LLC

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

DLM I LLC

By:	/s/ David L. Meyer
David L. Meyer, Managing Member

David L. Meyer

By:	/s/ David L. Meyer
David L. Meyer

CUSIP No. 05351X101	SCHEDULE 13G/A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Contour Asset Management LLC

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

Contour Asset Management LP

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

CAM GP LLC

By:	/s/ Alpa Rana
Alpa Rana, CFO and CCO

DLM I LLC

By:	/s/ David L. Meyer
David L. Meyer, Managing Member

David L. Meyer

By:	/s/ David L. Meyer
David L. Meyer